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     TO THE REGISTERED HOLDERS OF AMERICAN DEPOSITARY RECEIPTS ("ADRs")
                      REPRESENTING PREFERENCE SHARES OF
                  FRESENIUS MEDICAL CARE AG (THE "COMPANY")
                           CUSIP NUMBER 358029205

JPMorgan Chase Bank, N.A., Depositary (the "Depositary") has received advice that the Ordinary General Meeting and a Special Meeting of Preference Shareholders (the "Meeting") will be held at the Congress Center Messe Frankfurt, Ludwig-Erhard-Anlage 1, 60327 Frankfurt am Main, Germany, on Tuesday, May 24, 2005, beginning at 10:00 a.m., for the purposes set forth on the Voting Instruction Card.

If you wish to have the Depositary, through its Nominee or Nominees, vote or execute a proxy to vote the Preference Shares represented by your American Depositary Receipt(s) ("ADRs") for or against the Resolution to be proposed at the Meeting, kindly execute the attached Voting Instruction Card and forward it to the Depositary. The enclosed postage-paid envelope is provided for this purpose. This Voting Instruction Card should be executed in such manner as to show clearly whether you desire the Depositary to vote for or against the Resolution. You may include instructions to give a discretionary proxy to a person designated by the Company. The Voting Instruction Card MUST be forwarded in sufficient time to reach the Depositary before 3:00 p.m., New York City time, on May 11, 2005. Only the registered ADR holders of record as of the close of business April 15, 2005, will be entitled to execute the attached Voting Instruction Card.

NOTE: All registered holders of ADRs who return the Voting Instruction Card will have their shares blocked at the Depositary until Tuesday, May 24, 2005. Banks, Brokers and Nominees must block their ADRs through the Depository Trust Company utilizing the contra-Cusip established by the Depository Trust Company for blocking purposes. Banks, Brokers and Nominees must provide the name, address and number of shares held by each underlying beneficial holder on this Voting Instruction Card. For additional instructions Banks, Brokers and Nominees should contact Patricia Stevens at (781) 575-4607.

HOLDERS OF ADRs WISHING PHYSICALLY TO CAST THEIR VOTE AT THE GENERAL MEETING MUST FORWARD THEIR REQUEST FOR THE ISSUANCE OF AN ADMISSION TICKET, TOGETHER WITH THEIR ADRs, TO THE DEPOSITARY BY 3:00 P.M. ON MAY 11, 2005. SINCE ONE ADR REPRESENTS ONE-THIRD OF A SHARE, ADMISSION TICKETS WILL ONLY BE ISSUED TO ADR HOLDERS FOR EVERY THREE ADRs OR MULTIPLE THEREOF. HOLDERS OF FEWER THAN THREE ADRs WILL BE ADMITTED AS GUESTS ON APPLICATION.

JPMorgan Chase Bank, N.A., Depositary

Dated: April 22, 2005

[FREPD-FRESENIUS MEDICAL CARE AG] [FILE NAME:FREPD1.ELX] [VERSION- 2)]
[04/14/05 (04/14/05)]
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                                  DETACH HERE                            FREPD1

                                                                         FREPD
    PLEASE MARK
[X] VOTES AS IN
    THIS EXAMPLE

-----------------------------------------------
          FRESENIUS MEDICAL CARE AG
-----------------------------------------------
             PREFERENCE SHARES
                                                  Consent to a resolution of the Ordinary           For     Against
                                                  General Meeting of Fresenius Medical Care         [ ]       [ ]
                                                  Aktiengesellschaft of the same day concerning
                                                  revocation of the previous authorized Capital
                                                  I and the creation of new authorized Capital
                                                  I and a corresponding modification of the
                                                  Articles of Association.



                                                  Mark box at right if you wish to give a discretionary       [ ]
                                                  proxy to a person designated by the Company. PLEASE
                                                  NOTE: Marking this box voids any other instructions
                                                  indicated in the items above.

                                                  Mark box at right if an address change or comment has       [ ]
                                                  been noted on the reverse of this card.

                                                  Please be sure to sign and date this Voting Instruction
                                                  Card.


ADR Holder
sign here: _______________________ Date:________ Co-owner sign here: _______________________ Date: ________
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[FREPD-FRESENIUS MEDICAL CARE AG] [FILE NAME: FREPD2.ELX] [VERSION-(4)]
[04/15/05 (04/14/05)]

                                  DETACH HERE                            FREPD2

                           FRESENIUS MEDICAL CARE AG

                            VOTING INSTRUCTION CARD

                     JPMorgan Chase Bank, N.A., Depositary
                   P.O. Box 43062, Providence, RI 02940-5115

The undersigned, a registered holder of American Depositary Receipt(s) representing Preference Shares of Fresenius Medical Care AG (the "Company"), of record on April 15, 2005, hereby requests and authorizes JPMorgan Chase Bank, N.A., Depositary, through its Nominee or Nominees, to vote or execute a proxy to vote the underlying Preference Shares of the Company, represented by American Depositary Receipts, registered in the name of the undersigned at the Ordinary General Meeting and Special Meeting of Preference Shareholders to be held at the Congress Center Messe Frankfurt, Ludwig-Erhard-Anlage 1, 60327 Frankfurt am Main, Germany, on Tuesday, May 24, 2005, beginning at 10:00 a.m., or any adjournment thereof.

NOTE: In order to have the aforesaid shares voted, this Voting Instruction Card MUST be returned before 3:00 p.m., May 11, 2005, to: JPMorgan Chase Bank, N.A., P.O. Box 43062, Providence, RI 02940-5115.


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                PLEASE VOTE, DATE AND SIGN ON REVERSE AND RETURN
                       PROMPTLY IN THE ENCLOSED ENVELOPE.
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   Please sign this Voting Instruction Card exactly as your name(s) appear(s)
   on the reverse side. Joint owners should each sign personally. Trustees and other fiduciaries should indicate the capacity in which they sign, and where more than one name appears, a majority must sign. If a corporation, this signature should be that of an authorized officer who should state his or her title.
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HAS YOUR ADDRESS CHANGED?                   DO YOU HAVE ANY COMMENTS?

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